EXHIBIT 99.1

VOX ROYALTY TO PARTICIPATE IN THE 38TH ANNUAL ROTH CONFERENCE

DENVER – March 10, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce its participation in the 38th Annual Roth Conference, being held March 22nd-24th, 2026, in Dana Point, California.

Mr. Kyle Floyd, Chief Executive Officer is expected to participate in a Fireside Chat moderated by Roth Capital Partners Managing Director and Senior Research Analyst Joseph Reagor, on Monday, March 23rd, 2026, from 9:30-9:55 AM PST.

Mr. Floyd and Company executives are expected to be available to hold one-on-one meetings with institutional investors throughout the conference.

Event	38th Annual Roth Conference
Location	The Ritz-Carlton Laguna Niguel
Fireside Chat Date/Time	March 23, 2006, 9:30-9:55 AM PST
Fireside Chat Location	Metals & Mining - Salon 5

About the 38th Annual Roth Conference

This year’s event is expected to consist of 1-on-1 / small group meetings, analyst-selected fireside chats, industry keynotes and panels with executive management attending from hundreds of private and public companies in a variety of growth sectors including: Business Services, Consumer, Healthcare, Industrial Growth, Insurance, Resources, Sustainability and Technology, Media & Entertainment. To learn more and submit a registration request, visit https://ibn.fm/Roth2026Registration.

About ROTH

ROTH is a relationship-driven investment bank focused on serving growth companies and their investors. Their full-service platform provides capital raising, high impact equity research, macroeconomics, sales and trading, technical insights, derivatives strategies, M&A advisory, and corporate access. Headquartered in Newport Beach, California, ROTH is a privately-held, employee-owned organization and maintains offices throughout the U.S. For more information, please visit www.roth.com.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR | TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 25 development stage assets, with primary exposure to gold and select base and industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

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Further information on Vox can be found at www.voxroyalty.com.

For further information, please contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com (720) 602-4223

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding attendance and participation at the ROTH conference by the Company and its executives.

The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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